Exhibit 99.1

NEWS RELEASE
GLAMIS GOLD LTD.
For Immediate Release
All amounts in United States Dollars

Trading symbol: NYSE, TSX – GLG	February 13, 2006

GLAMIS GOLD NET INCOME MORE THAN DOUBLES IN FOURTH QUARTER 2005
February 13, 2006 — Reno, Nevada - Glamis Gold Ltd. (NYSE, TSX: GLG) today reported net income of $15.1 million, or $0.12 per share, for the fourth quarter of 2005 compared to net income of $6.1 million, or $0.05 per share, in the fourth quarter of 2004. For the full year, net income was $27.1 million, or $0.21 per share.
Fourth Quarter and 2005 Highlights
•	Achieved new quarterly and annual gold production records, producing 140,377 ounces of gold in the fourth quarter at a total cash cost of $181 per ounce, and 434,010 ounces of gold in 2005 at a total cash cost of $195.

•	Increased cash flow from operations to $35.5 million in the fourth quarter and $89.0 million in 2005.

•	Commenced commercial production at Marlin Mine in Guatemala.

•	Completed first full year of commercial production at El Sauzal Mine in Mexico, exceeding production estimates by 13 percent.

•	Updated the mineral resource estimate at Cerro Blanco Project in Guatemala, adding 1.27 million ounces of gold to the indicated category.

•	Top performing stock in 2005 among precious metals mining companies listed on the New York Stock Exchange (independent research).
“Glamis concluded a successful 2005 with strong contributions throughout the organization,” said Kevin McArthur, President and CEO. “The highlight of the fourth quarter was clearly the start of commercial production at the Marlin Mine, but our performances at El Sauzal and Marigold were equally impressive. At the same time, our Cerro Blanco Project continues to grow in size and scope, and we are working to complete the feasibility study by year-end.

“Contrary to the prevailing gold industry trend, our cost profile is expected to decline significantly in the year ahead, while our gold production is projected to increase by more than 50 percent over the same period. Growing free cash flows, a very favorable metals market, and compelling exploration potential indicate that 2006 will be another outstanding year for Glamis, its shareholders and its employees.”
Financial Review
Driven by sharply higher gold production and higher gold prices, revenue in the fourth quarter of 2005 increased to $70.7 million compared to $33.4 million in the fourth quarter of 2004. Glamis sold 140,640 ounces of gold in the quarter at an average realized price of $495 per ounce. The Company sold 76,369 ounces of gold in the corresponding period of 2004 at an average realized price of $438 per ounce.
Higher revenues and stable overall cash costs contributed to a 146 percent increase in net income for the fourth quarter of 2005, totaling $15.1 million, or $0.12 per share. Cash flow from operations in the fourth quarter (before working capital changes and reclamation expenditures) was $35.5 million compared to $13.9 million in the fourth quarter of the prior year. As of December 31, 2005, the Company had cash and equivalents of $32.1 million and working capital of $36.7 million.
For the twelve months ended December 31, 2005, revenue increased to $202.6 million compared to $94.7 million in 2004. During 2005, the Company sold 443,192 ounces of gold at an average realized price of $454 per ounce. This compares to 227,700 ounces of gold sold at an average realized price of $416 per ounce during 2004. Net income for the twelve-month period totaled $27.1 million, or $0.21 per share, compared to net income of $20.9 million, or $0.16 per share for the same period in 2004. Cash flow from operations in 2005 (before working capital changes and reclamation expenditures) was $89.0 million compared to $37.4 million in the prior year.
Operations Review
Total gold production for the fourth quarter of 2005 was 140,377 ounces at a total cash cost of $181 per ounce compared to 84,506 ounces of gold at a total cash cost of $181 per ounce in the fourth quarter of the prior year. For the full year, total gold production was 434,010 ounces at a total cash cost of $195 per ounce compared to production of 234,433 ounces of gold at a total cash cost of $192 per ounce in the prior year. The increase in production was due primarily to commercial production at El Sauzal Mine. Detailed production statistics for the fourth quarter and 2005 year are presented on page six.
El Sauzal Mine
In its fourth full quarter of operation, gold production at El Sauzal totaled 61,364 ounces at a total cash cost of $121 per ounce. El Sauzal was the top-producing mine in the Glamis portfolio in 2005, producing nearly 192,000 ounces of gold during the year at a total cash cost of $137 per ounce. Gold production in 2006 is projected to total approximately 217,000 ounces.
Marigold Mine (two-thirds owned)
Glamis’ share of gold production from Marigold Mine was 38,742 ounces in the fourth quarter at a total cash cost of $193 per ounce. This compares to production of 30,926 ounces of gold in the fourth quarter of 2004 at a total cash cost of $190 per ounce. In 2005, Marigold produced 137,116 ounces of gold to Glamis’ account at a total cash cost of $216 per ounce. All mining is now taking place in the Millennium expansion area where the first ore from Basalt and Antler pits contributed to the increase in fourth quarter gold production. As previously announced, production at Marigold will be lower in 2006 due to waste mining requirements and longer ore haulage distances to the leach pad. Glamis’ two-thirds share of gold production at Marigold is projected to be approximately 118,000 ounces in 2006.
San Martin Mine
At San Martin Mine, gold production was 16,413 ounces in the fourth quarter at a total cash cost of $357 per ounce. This compares to production of 26,823 ounces of gold at a total cash cost of $193 per ounce in the corresponding period of 2004. For the year, San Martin produced 81,450 ounces of gold at a total cash cost of $294 per ounce. In response to sensitivity to higher fuel prices, San Martin has transitioned the mine to run-of-mine heap leaching. Production will continue to decline, but capital costs will be minimal, positioning the mine to generate strong free cash flow in 2006 and beyond. San Martin is projected to produce approximately 81,000 ounces of gold in 2006.
Marlin Mine
On December 1, 2005, Glamis announced the commencement of commercial production at Marlin Mine in Guatemala. Partial-quarter production for the period totaled 23,858 ounces of gold at a total cash cost of $196 per ounce. Production at Marlin is expected to gradually increase throughout 2006 as the mine and mill ramp-up to full capacity. Production will be sourced primarily from the open pit in the first half of 2006, with increasing contributions from underground operations in the latter half of the year. Marlin is expected to produce approximately 254,000 ounces of gold and over three million ounces of silver in 2006.
Cerro Blanco Project
During the fourth quarter, Glamis updated the mineral resource at Cerro Blanco in Guatemala. The mineral resource now includes 1.27 million ounces of gold in the indicated category at an average grade of 15.7 grams per tonne and an additional inferred resource of 0.67 million ounces of gold at an average grade of 15.3 grams per tonne. Four drill rigs are operating at Cerro Blanco in a continuing program to expand the open-ended resource. Drilling continues on the gold soil anomaly which extends two kilometers to the north of the main deposit. Feasibility work at Cerro Blanco is progressing, with completion targeted by year end.
2005 Proven and Probable Reserves
At December 31, 2005, proven and probable reserves were 5.7 million ounces of gold and 42 million ounces of silver. All proven and probable reserves are calculated at a $400 per ounce gold price and a $7 per ounce silver price. Reserves are as follows:

Proven and Probable Reserves1
as of December 31, 2005

Mine	Tonnes	Gold Grade(gpt)	Gold Ounces	Silver Grade(gpt)	Silver Ounces	Strip Ratio

Marlin	16,436,000	4.59	2,426,000	76.02	40,169,000	3.3
El Sauzal	15,821,000	3.29	1,673,000	3.72	1,890,000	1.2
Marigold[2]	59,396,000	0.72	1,384,000			3.8
San Martin	10,775,000	0.76	264,000			0.7

Total	102,428,000	1.75	5,747,000		42,059,000	3.0
Notes:

1.	Proven and probable reserves have been calculated as of December 31, 2005 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Employees of Glamis Gold Ltd. prepared these calculations under the supervision of James S. Voorhees, P.Eng., Executive Vice President of Operations and COO of the Company.

2.	Represents Glamis Gold’s 66.7% interest.
Exploration
Exploration efforts continue on the Company’s large, prospective land holdings. The Company spent $6.1 million on exploration in the fourth quarter of which $4.1 million was expensed, including $2.6 million at Cerro Blanco. Exploration and development expenditures are expected to total approximately $25 million in 2006.
Recent discoveries at Marlin continue to exhibit potential to add to the mine’s expected ten-year life. Drilling at the Rosa vein, one of two gold-bearing vein discoveries made at Marlin in 2005, continues to indicate economic widths and grades. Exploration at the West Vero zone has established a mineralized strike length of over 500 meters, remaining open along strike and at depth.
Following the analysis of results from the past season, exploration drilling at Marigold Mine in Nevada is expected to resume in the first quarter of 2006. During 2005, Glamis drilled approximately 79,066 meters at Marigold, primarily in the Millennium expansion area. Also in Nevada, four drill rigs are operating at the Company’s 40 percent-owned Dee joint venture (Barrick 60 percent) in order to further define the new South Arturo discovery.
Regional work at El Sauzal in Mexico has identified a number of targets on the large concession area. Current exploration activities include drilling on extensions of the Trini Zone and a twenty-hole drill program at the Guayacan target.
On Monday, February 13, 2006, Glamis will host a conference call at 3:00 pm EST (12:00 noon PST) to discuss the latest operating and financial results. The call can be accessed by dialing 1-866-271-0675 in the United States and Canada or 1-617-213-8892 for calls outside the United States and Canada. The participant pass code is 23908668. The conference call will also be web cast live at www.glamis.com. A replay of the call will be available on the Glamis web site through March 13, 2006, and an audio-only replay will be available for ten days by dialing 1-888-286-8010 for the United States and Canada or 1-617-801-6888 outside the United States and Canada. The replay pass code is 49777454. Accompanying slides may also be downloaded from the Glamis website.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces in 2007. The Company remains 100 percent unhedged.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:
Glamis Gold Ltd.	Website	www.glamis.com
5190 Neil Rd. Suite 310	Email requests for investor packets to:	info@glamis.com
Reno, NV 89502	Email questions/correspondence to:	jeffw@glamis.com
	Phone:	(775) 827-4600 ext. 3104

Jeff Wilhoit
Director, Investor Relations

Glamis Gold Ltd.

Financial Highlights
(Expressed in millions of U.S. dollars, except where
otherwise indicated)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
		2005	2004	2005	2004

Gold ounces produced		140,377	84,506	434,010	234,433
Gold ounces sold		140,640	76,369	443,192	227,700
Average revenue realized per gold ounce		$495	$438	$454	$416
Average market price per gold ounce		$484	$434	$444	$409
Total cash cost per gold ounce produced		$181	$181	$195	$192
Total production cost per gold ounce		$289	$265	$301	$276

Production Data:

El Sauzal Mine:	Ore tonnes milled	485,226	115,583	1,663,149	115,583
	Waste tonnes mined	1,283,599	3,572,191	4,524,578	3,572,191
	Grade (grams per tonne)	4.12	4.63	3.20	4.63
	Gold ounces produced	61,364	25,053	191,586	25,053
	Total cash cost per ounce	$121	$151	$137	$151
	Total production cost per ounce	$224	$260	$249	$260

San Martin Mine:	Ore tonnes mined	956,601	1,318,223	5,200,062	5,545,718
	Waste tonnes mined	1,010,197	730,383	4,051,534	2,852,573
	Grade (grams per tonne)	0.736	0.79	0.682	0.823
	Gold ounces produced	16,413	26,823	81,450	102,152
	Total cash cost per ounce	$357	$193	$294	$191
	Total production cost per ounce	$463	$274	$399	$282

Marigold Mine (66.7%):	Ore tonnes mined	1,658,670	1,396,960	5,473,124	5,962,300
	Waste tonnes mined	4,965,250	5,599,090	22,850,917	21,173,842
	Grade (grams per tonne)	1.18	1.06	0.978	0.806
	Gold ounces produced	38,742	30,926	137,116	94,209
	Total cash cost per ounce	$193	$190	$216	$195
	Total production cost per ounce	$282	$260	$308	$272

Marlin Mine:	Underground ore tonnes mined	7,182	—	7,182	—
	Surface ore tonnes	257,039	—	257,039	—
	Waste tonnes mined	329,689	—	329,689	—
	Grade (grams per tonne)	9.06	—	9.06	—
	Gold ounces produced	23,858	—	23,858	—
	Silver ounces produced	156,225	—	156,225	—
	Total cash cost per ounce	$196	—	$196	—
	Total production cost per ounce	$348	—	$348	—

Rand Mine (in reclamation):	Gold ounces produced	—	1,704	—	13,019
	Total cash cost per ounce	—	$252	—	$250
	Total production cost per ounce	—	$297	—	$294

Financial Data:
Working capital		$36.7	$27.4	$36.7	$27.4
Cash provided from operations		$35.5	$13.9	$89.0	$37.4
Net earnings		$15.1	$6.1	$27.1	$20.9
Basic earnings per share		$0.12	$0.05	$0.21	$0.16
Average shares outstanding		131,831,956	130,779,316	131,296,622	130,538,559

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars, except per share amounts)

	December 31,	December 31,
	2005	2004
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$32.1	$27.0
Accounts and interest receivable	2.9	2.8
Inventories	29.4	25.7
Prepaid expenses and other	1.3	1.3

	65.7	56.8

Mineral property, plant and equipment, net	630.8	542.3
Other assets	24.7	14.2

	$721.2	$613.3

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$27.2	$24.8
Site closure and reclamation costs, current	1.0	0.9
Taxes payable	0.8	3.7

	29.0	29.4

Site closure and reclamation costs	12.2	7.6
Long-term debt	80.0	30.0
Future income taxes	96.4	86.0

	217.6	153.0

Shareholders’ equity
Share capital:
Authorized:
Unlimited (2004 – 200,000,000) common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
131,918,803 (2004 - 130,863,953) common shares	492.9	472.7
Contributed surplus	12.5	16.5
Deficit	(1.8)	(28.9)

	503.6	460.3

	$721.2	$613.3

Glamis Gold Ltd.
Consolidated Statements of Operations

(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Revenue	$70.7	$33.4	$202.6	$94.7

Costs and expenses:
Cost of sales	27.2	14.1	87.7	43.9
Depreciation and depletion	16.9	7.9	51.1	20.8
Exploration	4.1	1.5	9.5	4.1
General and administrative	3.1	1.7	13.0	7.2
Stock-based compensation	0.3	—	3.9	—
Other operating expenses	0.3	—	2.1	0.7

	51.9	25.2	167.3	76.7

Earnings from operations	18.8	8.2	35.3	18.0

Interest expense	(0.4)	—	(0.4)	—
Interest and other income	0.3	0.2	2.2	8.7

Earnings before income taxes	18.7	8.4	37.1	26.7
Provision for income taxes:
Current	0.6	2.7	4.3	3.9
Future	3.0	(0.4)	5.7	1.9

	3.6	2.3	10.0	5.8

Net earnings	$15.1	$6.1	$27.1	$20.9

Earnings per share:
Basic	$0.12	$0.05	$0.21	$0.16
Diluted	$0.11	$0.05	$0.20	$0.16
Weighted average common shares outstanding:
Basic	131,831,683	130,779,316	131,296,538	130,538,559
Diluted	132,934,862	132,195,173	132,065,566	131,986,158

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Deficit, beginning of period	$(16.9)	$(35.0)	$(28.9)	$(36.7)
Adjustment for stock-based compensation	—	—	—	(13.1)
Net earnings	15.1	6.1	27.1	20.9

Deficit, end of period	$(1.8)	$(28.9)	$(1.8)	$(28.9)

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$15.1	$6.1	$27.1	$20.9
Non-cash items:
Depreciation and depletion	16.9	7.9	51.1	20.8
Future income taxes	3.0	(0.4)	5.7	1.9
Loss (gain) on sale of properties and investments	—	—	(1.3)	(6.9)
Stock-based compensation	0.3	—	3.9	—
Other	0.2	0.3	2.5	0.7

	35.5	13.9	89.0	37.4

Changes in non-cash operating working capital:
Accounts and interest receivable	0.4	5.6	(0.1)	2.1
Taxes recoverable/payable	(0.4)	2.5	(2.8)	2.5
Inventories	(1.7)	(2.5)	(4.0)	(8.5)
Prepaid expenses and other	0.5	2.3	—	(0.2)
Accounts payable and accrued liabilities	2.1	0.1	2.6	15.4
Site closure and reclamation expenditures	(0.7)	(1.2)	(3.3)	(2.8)

Net cash provided by operating activities	35.7	20.7	81.4	45.9

Cash flows from (used in) investing activities
Purchase of mineral property, plant and equipment, net of disposals	(20.3)	(47.0)	(132.3)	(191.3)
Net proceeds from sale of investments and properties	(0.2)	—	1.6	13.3
Purchases of investments	—	—	(1.4)	—
Other assets	(6.7)	(0.4)	6.2	(1.7)

Net cash used in investing activities	(27.2)	(47.4)	(138.3)	(179.7)

Cash flows from financing activities
Proceeds from long-term debt	—	30.0	50.0	30.0
Proceeds from issuance of common shares	3.5	1.3	12.0	4.7

Net cash provided by financing activities	3.5	31.3	62.0	34.7

Increase (decrease) in cash and cash equivalents	12.0	4.6	5.1	(99.1)
Cash and cash equivalents, beginning of period	20.1	22.4	27.0	126.1

Cash and cash equivalents, end of period	$32.1	$27.0	$32.1	$27.0

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized	$(0.6)	$(0.1)	$(0.8)	$(1.0)
Taxes	$1.0	$0.1	$6.8	$0.2
Non-cash financing activities:
Shares received on sale of mineral property rights	—	—	—	$0.7